Exhibit 10.1

NUANCE COMMUNICATIONS, INC.	ONE WAYSIDE ROAD	781 565 5000
	BURLINGTON, MA 01803	NUANCE.COM
September 9, 2010
Bruce Bowden
179 Bayberry Road
New Canaan, CT. 06840
Dear Bruce:
Congratulations! It is with great pleasure that I confirm our employment offer, in the position of Senior Vice President, Corporate Strategy & Development, initially reporting to Paul Ricci, Chairman & CEO of Nuance Communications, Inc. This position will be based in Burlington, Massachusetts. The anticipated start date for your new position is on or about October 15, 2010.
Your starting annual base salary will be $350,000.00 paid on a bi-weekly basis. In addition to your base salary, you will be eligible for an annual bonus opportunity of 60% of your base salary. For FY11 you will be guaranteed a minimum of 75% of your bonus opportunity and for cash flow convenience you will receive a 25% quarterly cash advancement of this guarantee.
Once you have accepted our offer, I will recommend that the Nuance Communications Compensation Committee grant you two restricted stock grants. The first will be a time-based vesting restricted stock award of 60,000 shares with a three year vesting schedule, 1/3 each year from the anniversary of the grant date, provided that you remain a Nuance employee. The second, a performance-based award will consist of 60,000 shares, which will vest in 1/3 increments, if ever, upon the achievement of certain Board approved financial targets at the end of fiscal years 2011, 2012 & 2013. If achievement is not met or you terminate employment before date of determination of achievement, you will not vest in the installment for the applicable measurement period and that portion of the award will lapse. The equity grants will be made on the first grant cycle, which is the 15th of every month, following your hire date.
As part of the acceptance of this offer you agree to relocate your primary residence to the Massachusetts area within 6 months of your start date in order to be permanently “Burlington based”. To also aid you in your relocation you will receive an equity grant and a cash allowance. The first will be a time-based vesting restricted stock award of 15,000 shares which will vest within 90 days of your start date, and which are intended to offset costs associated with your move. The second is that you will receive a $7,500 gross monthly housing and transportation allowance for the first six months of employment. If you choose not to relocate within the agreed period or voluntarily terminate employment within one year of date of hire, you will agree to reimburse the Company for the above equity grant and cash allowance associated with the intention of relocation.

Should your employment with the company be terminated involuntarily by the Company for any reason other than cause, death or disability, you will be eligible to receive six months base salary & COBRA coverage if you execute the Company’s specified severance agreement (including, among other things, a full release of claims and non-competition agreement). If there is a change of control transaction and your employment is terminated within twelve months following the change of control transaction by the Company for a reason other than cause, death or disability, and you execute a severance agreement specified by the Company (including, among other things, a full release of claims and non-competition agreement), you will be eligible to receive twelve months base salary & COBRA coverage plus immediate acceleration of any unvested stock options or restricted stock grants, excluding restricted stock grants issued as performance-based grants. In the event that the executive severance policy is updated to provide more favorable severance terms you will receive the greater of the terms in place at time of termination or the terms as outlined above.
For purposes of this Agreement, “cause” shall consist of: i. Employee’s act of dishonesty or fraud; ii. Employee’s breach of the fiduciary duty or duty of loyalty owed to the Company, or breach of the duty to protect the Company’s confidential and propriety information; iii. Employee’s conviction of a felony or a crime involving fraud, embezzlement, dishonesty, misappropriation of funds or any other act of moral turpitude; iv. Employee’s gross negligence or misconduct in the performance of his/her duties; v. Employee’s breach of this Agreement or written policies of the Company; vi. Employee’s engagement in conduct or activities that result or will potentially result in negative publicity or public disrespect, contempt or ridicule of the Company or are detrimental to the business or reputation of Company; vii. Employee’s failure to abide by the lawful directives of the Company; viii. Employee’s continued, substantial failure to perform the duties of his/her position; ix. Employee’s death or absence from work due to disability for a period in excess of one hundred twenty (120) days in any twelve month period, to the extent consistent with the applicable requirements of federal and state disability law; or x: your decision not to relocate to the Massachusetts area within 12 months from date of hire if such decision is not consensual between you and Nuance;
As a full-time employee, you will be eligible for our comprehensive benefits package which goes into effect as of your date of hire. The enclosed material outlines all of our benefits to which you are entitled as a Nuance Communications employee. In addition to the standard employee benefits you will be entitled to a $5,000 tax & financial planning reimbursement allowance, an individual term life insurance policy valued at $500,000 assuming medical clearance and enhanced executive disability coverage which currently provides for a benefit of up to 60% of eligible earnings, capped at $18,000 per month, which will be tax free upon qualification.
Your employment with Nuance Communications will be “at will”, meaning that either you or Nuance Communications will be entitled to terminate your employment at any time and for any reason, with or without cause.

Any representations which may have been made to you are superseded by this offer. This is the full and complete agreement between you and Nuance Communications. Although your job duties, title, compensation and benefits, as well as Nuance Communications’ personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of Nuance Communications.
This offer is contingent upon your satisfying the conditions of hire, including providing proof of your eligibility to work in the United States and successful completion of a background check. An Employment Eligibility Verification form is attached to this letter. Please read it carefully and call me if you have any questions. Also, like all Nuance Communications employees, you will be required, as a condition to your employment, to sign Nuance Communications’ standard Non-Compete, Proprietary Information, & Conflict of Interest Agreement, a copy of which is attached hereto.
We, at Nuance Communications, are proud of our reputation and we feel confident that you will be a positive addition to the Senior Management Team, while the position will afford you the opportunity to grow your professional skill set.
Bruce, we would appreciate it if you would confirm your acceptance of our employment offer, by signing this offer confirmation letter and returning it to my attention as soon as possible.
If you have further questions regarding our offer, feel free to contact me at (781) 565-5310. I look forward to our working together and you joining Nuance.
Sincerely,
Laurence Plotkin
Vice President, Global Employment

cc:	P. Ricci
Employee File

Enclosures/Forms:	Employment Eligibility Verification form, Benefits Summary, Non-Compete, Proprietary Information, & Conflict of Interest Agreement.
I ACCEPT THE OFFER OF EMPLOYMENT AS STATED ABOVE:

/s/ Bruce Bowden
New Hire Signature